

Mail Stop 6010

August 16, 2007

By U.S. Mail and Facsimile to (979) 690-0440

Mr. J. Bruce Lancaster
Chief Financial Officer
O.I. Corporation
151 Graham Road, Box 9010
College Station, TX 77842-9010

> **RE: O.I. Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-06511**

Dear Mr. Lancaster:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 2. Restatement of Consolidated Financial Statements, page 32

1.   We see that you made a $371,000 adjustment to your January 1, 2004 retained earnings to correct errors related to your accounting for stock options. It is not clear from your disclosures why you concluded that this was the only adjustment necessary to correct errors identified in your stock option accounting in the years 1985 through 2006. Further, it is not clear that you have provided all the necessary disclosures relating to this restatement. Please address the following:

- You state that certain of the errors occurred in 2004, 2005 and 2006. However, you state that you recorded a cumulative adjustment as of January 1, 2004. Tell us how you have accounted for the errors that occurred in 2004, 2005 and 2006.
- Identify each of the last five fiscal years during which your accounting was not in compliance with US GAAP because of these errors and quantify the impact of the errors on each fiscal period. Provide us with your materiality assessment of whether any financial statements within the last five fiscal years required restatement.
- Tell us how you have complied with the disclosure requirements set forth in the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.
- Explain to us the basis for your conclusion that your disclosure controls and procedures were effective in light of your stock option restatement.

Note 8. Accrued Liabilities, page 36

2.   We note that "other liabilities and accrued expenses" represents 21% of your total current liabilities at December 31, 2006. Please tell us and revise future filings to describe the significant components of this balance. Further, revise future filings to separately disclose any items greater than 5% of your total current liabilities. Refer to Rule 5-02(20) of Regulation S-X.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief